



Exhibit 99.1

Constellation Brands
WORTH REACHING FOR

PRESS RELEASE

#WORTHREACHINGFOR

CONSTELLATION BRANDS REINFORCES STRENGTH OF ITS BREWERY PRODUCTION FOOTPRINT IN MEXICO

VICTOR, N.Y., March 24, 2020 - Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, today responded to the outcome of a recent public consultation in Mexicali, Baja California (Mexico) which voiced opposition to the company's plans to build a new brewery in the city.

"We will continue working with local authorities, government officials and members of the community on next steps related to our brewery construction project in Mexicali and options elsewhere in Mexico," said Bill Newlands, president and chief executive officer at Constellation Brands. "In the meantime, it's important to note that we have ample capacity, based on current growth forecasts and production capabilities at our Nava brewery and soon to be completed expansion in Obregon, to continue fueling the growth of our beer business in the medium-term. We've had a positive, mutually beneficial relationship with Mexico for more than 30 years and we fully expect this to continue."

Since 2013, Constellation has made significant investments in its production operations throughout Mexico to support the robust growth of its import beer business. The company will leverage these investments and other options to continue meeting the needs of U.S. consumers over the long-term.

FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These statements may relate to business strategy, future operations, prospects, and plans and objectives of management, the company's brewing capacity, and the supply of its products available for purchase by its consumers, as well as information concerning the expected actions of third parties. All forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements.

The forward-looking statements are based on management's current expectations and should not be construed in any manner as a guarantee that such results will in fact occur. All forward-looking statements speak only as of the date of this news release and Constellation Brands undertakes no



obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to risks and uncertainties associated with ordinary business operations, the forward-looking statements contained in this news release are subject to other risks and uncertainties, including the accuracy of all projections and other factors and uncertainties disclosed from time-to-time in the company's filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the fiscal year ended February 28, 2019, as supplemented by the company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 2019, which could cause actual future performance to differ from current expectations.

ABOUT CONSTELLATION BRANDS

At Constellation Brands (NYSE: STZ and STZ.B), our mission is to build brands that people love because we believe sharing a toast, unwinding after a day, celebrating milestones, and helping people connect, are Worth Reaching For. It's worth our dedication, hard work, and the bold calculated risks we take to deliver more for our consumers, trade partners, shareholders, and communities in which we live and work. It's what has made us one of the fastest-growing large CPG companies in the U.S. at retail, and it drives our pursuit to deliver what's next.

Today, we are a leading international producer and marketer of beer, wine, and spirits with operations in the U.S., Mexico, New Zealand, and Italy. Every day, people reach for our high-end, iconic imported beer brands such as Corona Extra, Corona Light, Corona Premier, Modelo Especial, Modelo Negra, and Pacifico, and our high-quality premium wine and spirits brands, including the Robert Mondavi brand family, Kim Crawford, Meiomi, The Prisoner brand family, SVEDKA Vodka, Casa Noble Tequila, and High West Whiskey.

But we won't stop here. Our visionary leadership team and passionate employees from barrel room to boardroom are reaching for the next level, to explore the boundaries of the beverage alcohol industry and beyond. Join us in discovering what's Worth Reaching For.

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

MEDIA CONTACTS
Mike McGrew 773-251-4934 / michael.mcgrew@cbrands.com
Amy Martin 585-678-7141 / amy.martin@cbrands.com

INVESTOR RELATIONS CONTACTS
Patty Yahn-Urlaub 585-678-7483 / patty.yahn-urlaub@cbrands.com
Bob Czudak 585-678-7170 / bob.czudak@cbrands.com